Exhibit 99.9

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of August 3, 2012

Between

KEEGAN RESOURCES INC. and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION
1.1	Certain Definitions	2
1.2	Currency	16
1.3	Headings	16
1.4	Number and Gender	16
1.5	Calculation of Number and Percentage of
	Beneficial Ownership of Outstanding Voting Shares	16
1.6	Acting Jointly or in Concert	17
1.7	Statutory References	18

ARTICLE 2
THE RIGHTS
2.1	Legend on Common Share Certificates	18
2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights	19
2.3	Adjustments to Exercise Price; Number of Rights	22
2.4	Date on Which Exercise is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Right Certificates	27
2.6	Registration, Registration of Transfer and Exchange	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	28
2.8	Persons Deemed Owners	29
2.9	Delivery and Cancellation of Certificates	29
2.10	Agreement of Rights Holders	30
2.11	Rights Certificate Holder not Deemed a Shareholder	31

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT
3.1	Flip-in Event	31

3.2	Exchange Option	33

ARTICLE 4
THE RIGHTS AGENT
4.1	General	33
4.2	Merger or Amalgamation or Change of Name of Rights Agent	34
4.3	Duties of Rights Agent	35
4.4	Change of Rights Agent	37
4.5	Compliance with Money Laundering	37
4.6	Privacy Provision	38

ARTICLE 5
MISCELLANEOUS
5.1	Redemption of Rights	38
5.2	Waiver of Flip-In Event	39
5.3	Expiration	40
5.4	Issuance of New Rights Certificates	40
5.5	Supplements and Amendments	40
5.6	Fractional Rights and Fractional Shares	42
5.7	Rights of Action	42

5.8	Notices	43
5.9	Costs of Enforcement	44
5.10	Benefits of this Agreement	44
5.11	Governing Law	44
5.12	Language	44
5.13	Severability	44
5.14	Effective Date	44
5.15	Determinations and Actions by the Board of Directors	45
5.16	Rights of Board of Directors and the Corporation	45
5.17	Regulatory Approvals	45
5.18	Declaration as to Non-Canadian Holders	45
5.19	Time of the Essence	45
5.20	Successors	46
5.21	Force Majeure	46
5.22	Execution in Counterparts	46

- ii -

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is dated as of the 3rd day of August, 2012

B E T W E E N:

KEEGAN RESOURCES INC.,
a   corporation   existing   under   the   laws   of   the
Province of British Columbia (the "Corporation"),

- and -

COMPUTERSHARE INVESTOR SERVICES INC.,
a corporation existing under the laws of Canada (the
"Rights Agent").

WHEREAS the Board of Directors (as hereinafter defined) of the Corporation, in the exercise of their fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "Rights Plan") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares, (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, (c) encourage the fair treatment of the Corporation's securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares and (d) generally to assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors has determined that the Rights Plan should  take effect  immediately,  but  that  its  ongoing effectiveness  should  be subject  to  the approval of the shareholders of the Corporation;

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has authorized the issuance of:

(a) one right (a "Right") effective at the Record Time (as hereinafter defined) in respect of each Common Share outstanding at the Record Time; and

(b) one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the Holder (as hereinafter defined) thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Corporation and the holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW  THEREFORE,  in  consideration  of  the  foregoing  premises  and  the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1		Certain Definitions For purposes of this Agreement, the following terms have the meanings indicated:
(a)

"1933 Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and any comparable or successor laws or regulations thereto;

(b)

"1934 Exchange Act" shall mean the United States Securities Exchange Act of
1934, as amended, and the rules and regulations promulgated thereunder, and any comparable or successor laws or regulations thereto;

	(c)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the f "Acquiring Person" shall not include:
(i) the Corporation or any Subsidiary of the Corporation;
(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of

(A)      a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B) an Exempt Acquisition;
(C) a Permitted Bid Acquisition;
(D) a Pro Rata Acquisition; or

(E)         a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted  Bid  Acquisition,  a  Pro  Rata  Acquisition  or  a  Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to any one or a combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition,  a  Pro  Rata  Acquisition  or  a  Convertible  Security Acquisition),  then  as  of  the  date  such  Person  becomes  the  Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii)      a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time (a "Grandfathered Person"); provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any Voting Shares not Beneficially Owned by such Person as at the Record Time (other than through any one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition,  a  Pro  Rata  Acquisition  or  a  Convertible  Security Acquisition);

(iv)      a   Subsequent   Grandfathered   Person,   provided,   however,   that   this exemption shall not be, and shall cease to be, applicable to a Subsequent Grandfathered Person in the event that such Subsequent Grandfathered Person shall, after the completion of the transaction pursuant to which such Person became a Subsequent Grandfathered Person, become the Beneficial Owner of any additional Voting Shares (other than through any one   or   any   combination   of   a   Corporate   Acquisition,   an   Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(v)     for a period of ten days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause (vi) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid in respect of Voting Shares and/or Convertible Securities either alone or by acting jointly or in concert with any other Person.    For  the  purposes  of  this  definition,  "Disqualification  Date" means the first date of a public announcement of facts indicating that any Person  is  making  or  intends  to  make  a  Take-over  Bid,  either  alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

 (vi)   an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of private placement;

(d)       "Affiliate" when used to indicate a relationship with a Person, shall  mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(e)       "Agreement" means this agreement as amended, modified or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this shareholder rights plan agreement as a whole and not to any particular part of this Agreement;

(f)        "Associate", when used to indicate a relationship with a specified Person, shall mean (a) any corporation or trust of which such Person beneficially owns, directly or  indirectly,  voting  securities  carrying  more  than  10%  of  the  voting  rights attached to all voting securities of such corporation or trust for the time being outstanding, (b) any partner of that Person, (c) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, (d) a spouse of such specified Person, (e) any Person of either sex with whom such specified Person is living in conjugal relationship outside marriage or (f) any relative of such specified Person or of a Person mentioned in Clauses (d) or (e) of this definition if that relative has the same residence as the specified Person;

(g) a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)      any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity including, for greater certainty, pursuant to the take-over bid provisions of the Securities Act;

(ii)      any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding (including, for greater certainty, any lock-up agreement), whether or not in writing, (other than (x) customary agreements with and between underwriters   and/or   banking   group   members   and/or   selling   group members  with  respect  to  a  distribution  of  securities  pursuant  to  a prospectus or by way of private placement and (y) pledges of securities in the ordinary course of business of the lender granted as security for bona fide indebtedness) or otherwise;

(iii)      any securities as to which such Person or any of such Person's Affiliates or Associates  has  the  right  to  vote,  where  such  right  is  exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, (other than pursuant to pledges of securities in the ordinary course of business of the lender granted as security for bona fide indebtedness)  or  otherwise;  provided,  however,  that  this  paragraph (iii) shall  not  apply  to  a  right  to  vote  arising  under  any  agreement, arrangement or understanding among or between holders of Voting Shares where no Person, whether alone or together with any of such Person's Affiliates or Associates or any other Person with whom such Person or any of such Person's Affiliates or Associates is acting jointly or in concert, is in a position to exercise de jure or de facto control of the Corporation as a result of such agreement, arrangement or understanding; and

(iv)      any  securities  which  are  Beneficially  Owned  within  the  meaning  of Clauses (i), (ii) and (iii) of this definition by any other Person with whom such Person is acting jointly or in concert with respect to the Corporation or any of its securities or assets;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(v)      by reason of such security having been deposited or tendered pursuant to any Take-over Bid made by such Person or any of such Person's Affiliates or  Associates  or  any  other  Person  referred  to  in  Clause  (iv)  of  this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up or paid for;

(vi) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause (iv) of this definition holds such security provided that:

(A)    the ordinary business of any such Person (the "Investment Manager")  includes  the  management  of  investment  funds  for others  (which  others,  for  greater  certainty,  may  include  or  be limited to one or more employee benefit plans or pension plans) and includes the acquisition or holding of securities for a non- discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client");

(B)      such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)      such Person (the "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Person   includes,   the   management   of   investment   funds   for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of the management of such investment funds;

(D)      such person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any Province thereof or the corresponding laws of the jurisdiction by which such Plan is governed and the Administrator holds such security for the purposes of its activities as such; or

(E)      such Person is a Crown agent or agency;

but only if the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown agent or agency, as the case may be,  (A)  did  not  acquire  and  does  not  Beneficially Own  or  hold  such security for the purpose of or with the effect of changing or influencing the control of the issuer thereof, either alone or acting jointly or in concert with any other Person, or in connection with or as a participant in any transaction having that purpose or effect, (B) is not then making a Take- over Bid in respect of securities of the Corporation or has not then announced an intention to make a Take-over Bid in respect of securities of the Corporation and (C) is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities of the Corporation (1) pursuant to a distribution by the Corporation or (2) by means of a Permitted Bid or a Competing Permitted Bid, or (3) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of the business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vii)           because such Person is

(A) a Client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security,

(B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(viii)           where such Person is

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(ix) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of the securities depository;

(h) "Board of Directors" shall mean the board of directors of the Corporation, as constituted from time to time;

(i) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j)        "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k)        "BCBCA" shall mean the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(l)        "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia  (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public;

(m)      "Common  Shares"  shall  mean  the  common  shares  in  the  capital  of  the Corporation and any other share of the Corporation into which such shares may be sub-divided, consolidated, re-classified or changed;

(n) "Competing Permitted Bid" shall mean a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid (in this definition, the "Prior Bid");

(ii) satisfies all the components of the definition of a Permitted Bid except the requirements set out in Clause (ii) of that definition; and

(iii)      contains, and the take-up and payment for securities tendered or deposited is  subject  to,  an  irrevocable and  unqualified  condition  that  no  Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days (or such other minimum period of days as may be prescribed by the Securities Act) after the announcement of such Competing Permitted Bid; and (ii) the 60th date after the date on which the earliest Prior Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(o) "controlled": a Person is considered to be "controlled" by another Person or two or more Persons if:

(i)	in the case of a Person other than a partnership or a limited partnership, including, without limitation, a corporation or body corporate:

(A)     securities entitled to vote in the election of directors or trustees carrying more than 50% of the votes for the election of directors or trustees of such Person are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors or trustees of such Person;

(ii)	in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held by the other Person or Persons; and

(iii)	in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and unless the context otherwise requires, "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(p)      "Convertible Securities" shall mean, at any time, any securities issued by the Corporation (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency or the making of any payment);

(q)       "Convertible Security Acquisition" shall mean the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r) "Co-Rights Agents" shall have the meaning ascribed thereto in Subsection 4.1(a);

(s)     "Corporate Acquisition" shall mean an acquisition or a redemption of Voting Shares by the Corporation which by reducing the number of Voting Shares outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(t) "Election to Exercise" shall have the meaning attributed thereto in Subsection 2.2(d)(ii);

(u) "Exempt Acquisition" shall mean an acquisition of Voting Shares or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2 or which was made on or prior to the Record Time; or

(ii)      pursuant to a distribution of Voting Shares or Convertible Securities (and the exercise, conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement or other distribution made by the Corporation exempt from the prospectus requirements of applicable law;

(v)       "Exercise Price" shall mean, as of any date, the price at which a Holder may purchase the securities issuable upon exercise of one whole Right.   Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $50;

(w)	"Expiration Time" shall mean the earlier of:

(i) the Termination Time;

(ii)     the termination of the third annual meeting of the shareholders of the Corporation occurring after the date of ratification of this Agreement pursuant to Section 5.14 hereof if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy; and

(iii)      the close of the third annual meeting of shareholders of the Corporation occurring after the date of approval of the continuation of the Rights Plan pursuant to paragraph (ii) above or this paragraph (iii) if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy;

(x) "Flip-in Event" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) "Holder" of any Rights, unless the context otherwise requires, shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares);

(z)	"Independent Shareholders" shall mean the holders of Voting Shares other than:

(i) any Acquiring Person;

(ii) any Grandfathered Person;

(iii) any Offeror;

(iv) any Associate or Affiliate of any Acquiring Person, any Grandfathered Person or any Offeror;

(v) any Person acting jointly or in concert with any Acquiring Person, any Grandfathered Person or any Offeror; and

(vi)      any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take- over Bid;

(aa)     "Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any such Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately  adjusted  in  a  manner  analogous  to  the  applicable  adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)      the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)      if for any reason none of such prices described in (i) above is available for such  day  or  the  securities  are  not  listed  or  admitted  to  trading  on  a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading;

(iii)      if for any reason none of such prices described in (ii) above is available for such  day  or  the  securities  are  not  listed  or  admitted  to  trading  on  a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)      if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such  amount  shall  be  translated  into  Canadian  dollars  on  such  date  at  the Canadian Dollar Equivalent thereof;

(bb)           "Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c);

(cc)      "Offer to Acquire" shall include:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd) "Offeror" shall mean a Person who has announced an intention to make or who has made a Take-over Bid;

(ee) "Offeror's Securities" shall mean Voting Shares Beneficially Owned by an Offeror, on the date of an Offer to Acquire;

(ff) "Permitted Bid" shall mean a Take-over Bid made by an Offeror that is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror, for all Voting Shares held by them;

(ii)     the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days after the date of the Take-over Bid, and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take- over Bid and not withdrawn;

(iii)      the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which the Voting Shares subject to the Take-over Bid may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)      the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(gg) "Permitted Bid Acquisitions" shall mean acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh)     "Person" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental entity or authority, body corporate, corporation, incorporated or unincorporated organization, syndicate or other entity;

(ii) "Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares or Convertible Securities:

(i)      as a result of a stock dividend, a stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant  to  which  a Person  becomes  the  Beneficial  Owner  of  Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii)     pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of: (A) dividends paid in respect of shares of any class of the Corporation, (B) proceeds of redemption of shares of the Corporation, (C) interest paid on evidences of indebtedness of the Corporation, or (D) optional cash payments be applied to the purchase from the Corporation of further securities of the Corporation;

(iii)      pursuant to the receipt and/or exercise by the Person of rights (other than the Rights) issued by the Corporation to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person; or

(iv) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval;

(jj) "Record Time" shall mean 4:00 p.m. (Vancouver time) on the date of this Agreement;

(kk) "Redemption Price" shall have the meaning attributed thereto in Subsection 5.1(a);

(ll) "regular periodic cash dividend" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(mm) "Rights" shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(nn) "Rights Certificate" shall have the meaning attributed thereto in Clause 2.2(c)(i);

(oo) "Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a);

(pp)   "Securities Act" shall mean the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules, instruments or regulations thereto;

(qq) "Separation Time" shall mean, subject to Section 5.2, the close of business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

(ii)      the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to make, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any Take-over Bid referred to in Clause 1.1(ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(rr)      "Stock  Acquisition  Date"  shall  mean  the  first  date  of  public  announcement (which, for purposes of this definition, shall include, without limitation, an early warning report filed pursuant to the Securities Act or a report filed pursuant to Section 13(d) under the 1934 Exchange Act) by the Corporation or a Person of facts indicating that any Person has become an Acquiring Person;

(ss) "Subsequent Grandfathered Person" shall mean a Person who, after the Record Time, acquires all of the Voting Shares Beneficially Owned by a Grandfathered Person, provided that:

(i) such Person does not Beneficially Own any other Voting Shares at the time of such acquisition; and

(ii) such transaction is completed in compliance with applicable securities laws;

(tt) "Subsidiary": a body corporate is a Subsidiary of another body corporate if:

(i)      it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary;

(uu)     "Take-over Bid" shall mean an Offer to Acquire Voting Shares or Convertible Securities (or both) if, assuming that the Voting Shares or Convertible Securities that are the subject of the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the outstanding Voting Shares;

(vv) "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Subsection 3.2(b), Subsection 5.1(d), or Section 5.14 hereof;

(ww)   "Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(xx) "U.S. - Canadian Exchange Rate" shall mean, on any date:

(i) if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)      in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(yy)      "Voting Shares" shall mean, collectively, the Common Shares of the Corporation and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

1.2                      Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3                      Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses  and  the  insertion  of  headings,  subheadings  and  a  table  of  contents  are  for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                      Number and Gender

Wherever  the  context  so  requires,  terms  used  herein  importing  the  singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5                      Calculation of Number and Percentage of
Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially
Owned by any Person shall be and be deemed to be the product determined by the formula:

100 × A/B

Where:

A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6                      Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be deemed to be acting jointly or in concert with a Person (the "First Person"):

(a)       every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or making an Offer to Acquire any Voting Shares of the Corporation, including, without limitation, any one or more of, or any combination of, (i) a put, call, option, forward sale purchase or other right or obligation relating to the sale or disposition of any Voting Shares of the Corporation to the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or a combination thereof) (including, for greater certainty, any lock-up agreement), (ii) any security the value of which varies with the value of Voting Shares of the Corporation, or (iii) any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share of the Corporation, directly or indirectly, is transferred to, or assumed by, the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person;

(b)       every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose or with the intention of exercising jointly or in concert with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Corporation; and

(c)       every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of selling, offering to sell, acquiring  or  offering  to  acquire  any  business,  asset,  subsidiary  or  investee company of the Corporation through any one transaction or series of transactions where the aggregate value of the business, asset, Subsidiary or investee company to be acquired exceeds $1,000,000, such value to be determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the value of such business, asset, Subsidiary or investee company.

Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert" shall not include conduct consisting solely of:

(1)
voting  or  directing  the  vote  of  securities  of  the  Corporation  pursuant  to  a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(2)

voting or directing the vote of securities of the Corporation in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

1.7                      Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any Act or regulation shall refer to the same as it exists on the date hereof.

ARTICLE 2
THE RIGHTS

2.1                      Legend on Common Share Certificates

(a)       Certificates issued for Common Shares, including without limitation Common Shares issued upon the exercise, conversion or exchange of Convertible Securities, after the date hereof but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement, dated as of the 3rd day of August, 2012, as amended from time to time (the "Rights Agreement"), between Keegan Resources Inc. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business  hours  at  the  principal  executive  offices  of  the  Corporation.  Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become null and void (if, in certain cases, they are "Beneficially Owned"  by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.The Corporation  will  mail  or  arrange  for  the  mailing  of  a  copy  of  the  Rights Agreement  to  the  holder  of  this  certificate  without  charge  as  soon  as  is reasonably practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding as at the date hereof shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

(b)       Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation's securities registers for the Common Shares.

2.2                   Initial Exercise Price, Exercise of Rights and Detachment of Rights

(a)       Subject  to  adjustment  as  provided  herein,  each  Right  will  entitle  the Holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth herein).   Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

(b)       Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificates for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)       From and after the Separation Time and prior to the Expiration Time, the Rights shall be exercisable and the registration and transfer of the Rights shall be separate from and independent of the Common Shares.  Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into or exchanged or exercised for Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, exchange or exercise to the holder so converting, exchanging or exercising (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(i)      a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such   Holder   at   the   Separation   Time   and   having   such   marks   of identification  or  designation  and  such  legends,  summaries  or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or admitted to trading, or to conform to standard usage; and

(ii) a disclosure statement prepared by or on behalf of the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in Clauses (i) and (ii)  in  respect  of  all  Common  Shares  held  of  record  by  it  which  are  not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(d)       Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in the city of Vancouver or any other office of the Rights Agent or Co-Rights Agent in the cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii)      an   election   to   exercise   such   Rights   (an   "Election   to   Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the Holder or his executors or administrators  or  other  personal  representatives  or  his  or  their  legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)      payment by certified cheque, banker's draft or money order payable to or to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being exercised.

(e)      Upon receipt of a Rights Certificate, accompanied by an Election to Exercise appropriately completed and duly exercised that does not indicate that such Right is null and void as provided by Subsection 3.1(b) and by payment as set forth in Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot by exercised in accordance with this Agreement) will thereupon promptly:

(i)     requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)      after receipt of any certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) by way of cheque to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f)        In case the Holder of any Rights shall exercise less than all the Rights evidenced by such Holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised  will  be  issued  by  the  Rights  Agent  to  such  Holder  or  to  such  Holder's  duly authorized assigns.

(g)              The Corporation covenants and agrees that it will:

(i)      take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)      take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Act, the 1933 Securities Act, the 1934 Exchange Act and the comparable securities legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery  of  the  Rights  Certificates  and  the  issuance  of  any  Common Shares upon exercise of Rights;

(iii)      on  or  before  the  issuance  thereof,  use  reasonable  efforts  to  cause  all Common Shares issued upon exercise of Rights to be listed or admitted to trading upon issuance on the principal exchange or exchanges on which the Common Shares are then listed or admitted to trading at that time;

(iv)      cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)      pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (not including any tax in the nature of income or capital gains taxes of the Holder or exercising Holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation in a name other than that of the Holder of the Rights being transferred or exercised.

2.3                      Adjustments to Exercise Price; Number of Rights

(a)       The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Subsection 3.1(a).

(b)       In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)      declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities other than pursuant to any regular dividend reinvestment plan of the Corporation providing for the acquisition of Common Shares;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)      issue any Common Shares, Convertible Securities or other capital stock of the  Corporation  in  respect  of,  in  lieu  of  or  in  exchange  for  existing Common Shares except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, consolidation, other change or issuance and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder  would  have  been  entitled  to  receive  as  a  result  of  such  dividend, subdivision, consolidation, other change or issuance.

(c)       In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares, shares having the same rights, privileges, restrictions and conditions as Common Shares ("equivalent common shares"), or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or equivalent common shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)      the  numerator  of  which  shall  be  the  number  of  Common  Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)    the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase  (or  into  which  the  convertible  or  exchangeable  securities  or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that  such  rights,  options  or  warrants  are  not  so  issued,  or  if  issued,  are  not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would have been in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares, equivalent common shares or securities convertible into or exchangeable or exercisable for Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)       In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation or an amalgamation) of evidences of indebtedness or assets, including cash (other than a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights, options or warrants (excluding those referred to in Subsection 2.3(c) hereof) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)      the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the evidences of indebtedness, cash, assets, subscription rights, options or warrants so to be distributed; and

(ii)      the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be readjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(e)           Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Right.  Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the Expiration Time.

(f)        In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(b)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsection 2.3(b) in connection with such transaction will not appropriately protect the interests of the Holders of Rights, the Board of Directors acting in good faith may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsection 2.3(b), such adjustments, rather than the adjustments contemplated by Subsection 2.3(b), shall be made.  The Corporation and the Rights Agent shall have authority, with such prior approval of the holders of the Common Shares or the Holders of Rights as may be required to amend this Agreement in accordance with Section 5.5 hereof, as appropriate to provide for such adjustments.

(g)           Unless the Corporation shall have exercised its election as provided in Subsection 2.3(h), upon each adjustment of an Exercise Price as a result of the calculations made in Subsections 2.3(c) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A) the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(h)       The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest  one  ten-thousandth)  obtained  by  dividing  the  relevant  Exercise  Price  in  effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(h), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.6, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(i)        Each Right originally issued by the Corporation subsequent to any adjustment made to  the Exercise Price hereunder  shall  evidence the right  to  purchase,  at  the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(j)        If  as  a  result  of  an  adjustment  made  pursuant  to  this  Section  2.3  or  an authorization made pursuant to Section 3.2, the holder of any Right thereafter exercised (in the case of Section 2.3) or surrendered (in the case of Section 3.2) shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the  provisions  with  respect  to  the  Common  Shares  contained  in  this  Section 2.3,  and  the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)       Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificate theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(l)        In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the Holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m)      Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or Convertible Securities;  (iii)  stock  dividends;  or  (iv)  issuance of  rights,  options  or  warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(n)       The Corporation covenants and agrees that, after the Separation Time, it will not, except  as  permitted  by  Sections  5.1,  5.2  and  5.5,  take  (or  permit  any  Subsidiary  of  the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such  action  will  diminish  substantially  or  otherwise  eliminate  the  benefits  intended  to  be afforded by the Rights.

(o)      Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 2.3, the Corporation shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) give, or cause the Rights Agent to give, notice of the particulars of such adjustment or change to Holders of the Rights who request a copy;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4                  Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5                   Execution, Authentication, Delivery and Dating of Right Certificates

(a)       The Rights Certificates shall be executed on behalf of the Corporation by any two of its officers or directors, provided that at the time of such execution none of such officer or director, any Affiliate or Associate of such officer or director or any person with whom such officer  or  director  or  any  such  Affiliate  or  Associate  is  acting  jointly  or  in  concert  has commenced or publicly announced an intention to commence a Take-over Bid.  The signature of any officers or directors on the Rights Certificates may be manual or facsimile.   Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)       Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation)  and  send  such  Rights  Certificates  to  the  Holders  of  the  Rights  pursuant  to Subsection  2.2(d)  hereof.     No  Rights  Certificate  shall  be  valid  for  any  purpose  until countersigned by the Rights Agent as aforesaid.

(c)           Each Rights Certificate shall be dated the date of countersignature thereof.

2.6                   Registration, Registration of Transfer and Exchange

(a)       After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) and the other provisions of this Agreement, the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the Holder or the designated transferee or transferees as required pursuant to the Holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)       All  Rights  issued  upon  any  registration  of  transfer  or  exchange  of  Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)       Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the Holder thereof or such Holder's attorney duly authorized in writing.   As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and  any  other  expenses  (including  the  fees  and  expenses  of  the  Rights  Agent)  connected therewith.

(d)           The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7                 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)           If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the
Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)           If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security and indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights  Certificate  evidencing  the  same  number  of  Rights  as  did  the  Rights  Certificate  so destroyed, lost or stolen.

(c)           As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)       Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall entitle the Holder of the Rights to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation hereunder.

2.8                  Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

2.9                   Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption or for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.   The Rights Agent shall destroy all cancelled Rights Certificates  and  deliver  a  certificate  of  destruction  to  the  Corporation  on  request  by  the Corporation.

2.10            Agreement of Rights Holders

Every Holder of Rights, by accepting such Rights, becomes a party to this Agreement and for greater certainty is bound by the provisions herein and consents and agrees with the Corporation and the Rights Agent and with every other Holder of Rights that:

(a) such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)       prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer or exchange, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder is not entitled and has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f)        subject to the provisions of Section 5.5, without the approval of any Holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)       notwithstanding   anything   in   this   Agreement   to   the   contrary,   neither   the Corporation nor the Rights Agent shall have any liability to any Holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11                 Rights Certificate Holder not Deemed a Shareholder

No Holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever to be the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the Holder of any Right or Rights Certificate, as such, any of the rights, title, benefits or privileges of a holder of Common Shares or any other shares  or  securities  or  assets  of  the  Corporation  or  any  right  to  vote  at  any  meeting  of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities or assets of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Rights shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT

3.1                   Flip-in Event

(a)       Subject  to  Subsection  3.1(b)  and  Section  5.2,  in  the  event  that  prior  to  the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date (or such later date as the Board of Directors may, in good faith, determine is necessary to  comply with  applicable  securities  laws  or  stock  exchange  rules),  the  right  to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the  Exercise  Price  (such  right  to  be  appropriately  adjusted  in  a  manner  analogous  to  the applicable adjustment provided for in Section 2.3, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)       Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)      an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person); or

(ii)      a transferee or other successor in title, direct or indirect, of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate  or  Associate  of  an  Acquiring  Person),  whether  or  not  for consideration, in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any Holder of such Rights (including transferees or other successors in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c)       From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)      Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them.   This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a Holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

3.2                   Exchange Option

(a)       The Board of Directors may, at its sole option and without seeking the approval of holders of Voting Shares or Rights but with the prior written consent of any stock exchange on which the Common Shares are then listed if required by such exchange, at any time after a Flip- in Event has occurred, authorize the Company to issue or deliver in respect of each Right which is not void pursuant to Subsection 3.1(b), either: (i) in return for the applicable Exercise Price and the Right, debt, equity or other securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt, equity or other securities or assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt, equity or other securities or other assets (or a combination thereof) and, in the case of clause (ii), the value of the Right, shall be determined by the Board of Directors which may rely upon the advice of a nationally  or  internationally  recognized  firm  of  investment  dealers  or  investment  bankers selected by the Board of Directors.

(b)       If the Board of Directors authorizes the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors.  Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), the Company shall give notice of exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the register of Rights holders maintained by the Rights Agent.  Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets (or a combination thereof) for Rights will be effected.

ARTICLE 4
THE RIGHTS AGENT

4.1                   General

(a)       The  Corporation  hereby  appoints  the  Rights  Agent  to  act  as  agent  for  the Corporation and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint  one  or  more  co-rights  agents  ("Co-Rights  Agents")  as  it  may  deem  necessary  or desirable, subject to the prior written approval of the Rights Agent.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval of the Rights Agent and the Co-Rights Agents.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the prior approval of the Corporation).  The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees and agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.  In the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement between the parties to this Agreement or by a court of competent jurisdiction.

(b)       The Rights Agent shall be protected and shall incur no liability for or in respect of any  action  taken,  suffered  or  omitted  by  it  in  connection  with  its  administration  of  this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c)       The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent, and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2                Merger or Amalgamation or Change of Name of Rights Agent

(a)       Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)       In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3                   Duties of Rights Agent

The  Rights  Agent  undertakes  the  duties  and  obligations  imposed  by  this Agreement upon the following terms and conditions, by all of which the Corporation and the Holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)       The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b)       Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or a director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)       The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares  or  the  Rights  Certificates  (except  its  countersignature  thereof)  or  be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)       The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly   authorized,   executed,   issued   and   delivered   and   fully   paid   and non-assessable.

(f)        The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required  by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)       The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be an officer or a director of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.   All such instruction shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as is reasonably practicable after the giving of such instructions.

(h)       The  Rights  Agent  and  any  shareholder  or  stockholder,  director,  officer  or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)        The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any  loss  to  the  Corporation  resulting  from  any  such  act,  default,  neglect  or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4                   Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified  mail,  and  to  the  Holders  of  the  Rights  in  accordance  with  Section  5.8  at  the Corporation's expense.  The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.8.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder's Rights Certificate for inspection by the Corporation), then the outgoing Rights Agent or Holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof.   After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses, owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5                  Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6                    Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5

MISCELLANEOUS

5.1                  Redemption of Rights

(a)           Redemption  of   Holders  of  Voting Shares

Until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2 and provided that the provisions of Subsection 5.2(c) are not applicable to such Flip-in Event, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted  in  a  manner  analogous  to  the  applicable  adjustment  provided  for  is Section 2.3 if an event of a type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)           Deemed  Redemption

The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived the application of Section 3.1 takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(c)           Redemption  on  Withdrawal  or  Termination  of  Bid

Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(d)           Effect  of  Redemption

If the Board of Directors elects or is deemed to have elected to redeem the Rights, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f) no further Rights shall be issued.

 (e)           Notice  of  Redemption

Within ten Business Days after the Board of Directors elects or is deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the Holders of the then outstanding Rights by mailing such notice to each such Holder at its last address as it appears  upon  the  Rights  Register  or,  prior  to  the  Separation  Time,  on  the  share  register maintained by the Corporation's transfer agent or transfer agents for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed to have been given, whether or not the Holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1, except in connection with the purchase of Common Shares prior to the Separation Time.

(f)           Reissuance  of  Rights

Upon the Rights being redeemed pursuant to this Section 5.1, Rights may be reissued under this Agreement to holders of record of Common Shares immediately following such redemption, and thereafter, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and such reissued Rights shall, without any further formality, be attached to the  outstanding  Common  Shares  in  the  same  manner  as  prior  to  the  occurrence  of  such Separation Time

5.2                   Waiver of Flip-In Event

(a)            In accordance with the remainder of this Section 5.2, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.2, waive the application of Section 3.1 to a Flip-in Event.

(b)           The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)      the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)      such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of the waiver pursuant to this Subsection 5.2(b), it is no longer an Acquiring Person;

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.  Written notice of any such waiver shall be given to the Rights Agent as soon as is reasonably practicable.

(c)       Upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.2(e), determine, if a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the Offeror and otherwise than in the circumstances set forth in Subsection 5.2(b), to waive the application of Section 3.1 to such Flip-in Event (prior to the occurrence of such Flip-in Event).   In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(d)       Upon written notice to the Rights Agent, the Board of Directors may determine to waive the application of Section 3.1 to any Flip-in Event (prior to the occurrence of such Flip-in Event) provided that the Flip-in Event would occur by reason of an acquisition of Voting Shares pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the Offeror and provided further that if the Board of Directors waives the application of Section 3.1 to such Flip-in Event pursuant to this Subsection 5.2(d), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of an acquisition of Voting Shares pursuant to any Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the respective Offeror which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by means of a take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(d).

(e)       If a waiver of a Flip-in Event pursuant to Subsection 5.2(c) is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

5.3                   Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.4                   Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5                   Supplements and Amendments

(a)       The Corporation may from time to time supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares (i) in order to correct any clerical or typographical error or (ii) as required to maintain the validity or effectiveness of this Agreement  as  a  result  of  any  change  in  any  applicable  legislation,  rules  or  regulations thereunder.  In addition, the Board of Directors acting in good faith may by resolution, at or prior to the shareholders' meeting referred to in Section 5.14, or any adjournment or postponement thereof, supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes which the Board of Directors may deem necessary or desirable (whether or not such action would materially adversely affect the interests of the Holders of Rights generally).  Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)      Subject to the ability of the Board of Directors to supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares as provided in Section 5.5(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, variation or deletion.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative  vote  of  a  majority  of  the  votes  cast  by  Independent  Shareholders  present  or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and  held  in  compliance  with  applicable  laws  and  the  memorandum  and  articles  of  the Corporation.

(c)      Subject to the ability of the Board of Directors to supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares as provided in Section 5.5(a), the Corporation may, with the prior consent of the Holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.   Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by the Holders of Rights  (other  than  Rights  which  are  void  pursuant  to  the  provisions  hereof)  present  or represented at and entitled to vote at a meeting of the Holder of Rights.  For the purposes, hereof, the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's memorandum and articles and the BCBCA with respect to meetings of shareholders of the Corporation and each Right shall be entitled to one vote at any such meeting.

(d)           Any amendments, variations or deletions to or from this Agreement made by the Corporation pursuant to Section 5.5(b) or Section 5.5(c) shall:

(i)     if made before the Separation Time, be submitted to the holders of the Common Shares at the next meeting of such holders and the holders of the Common Shares may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment, variation or deletion;

(ii)      if made on or after the Separation Time, be submitted to the Holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders and the Holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(c), confirm or reject such amendment, variation or deletion.

Any such amendment, variation or deletion shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion, until it is confirmed or rejected or until it ceases to be effective (as  described  in  the  next  sentence)  and,  where  such  amendment,  variation  or  deletion  is confirmed, it continues in effect in the form so confirmed.  If such amendment, variation or deletion is rejected by the holders of the Common Shares or the Holders of Rights or is not submitted to the holders of the Common Shares or the Holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of Holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete all or any portion of this Agreement to substantially the same effect shall be effective until confirmed by the holders of the Common Shares or the Holders of Rights, as the case may be.

(e)       The  Corporation  shall  give  notice  in  writing  to  the  Rights  Agent  of  any supplement, amendment, deletion, variation or rescission to or of this Agreement pursuant to this Section 5.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

(f)        Any amendment or supplement to this Agreement shall be subject to the receipt of any requisite approvals or consent from any applicable regulatory authority including, without limitation, any necessary approvals of any stock exchange on which the Common Shares are listed for trading.

5.6                 Fractional Rights and Fractional Shares

(a)       The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.   After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the Holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the same fraction of the Market Price of one whole Right in lieu of such fractional Rights.

(b)       Share Certificates for Common Shares shall only be issued upon written request to the Corporation and the Corporation shall not be required in any circumstances to issue fractional  Common  Shares  upon  exercise  of  the  Rights  or  to  distribute  certificates  which evidence fractional Common Shares.   In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered Holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

(c)       The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsections 5.6(a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.7                   Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered Holders of the Rights; and any registered Holder of any Rights, without the consent of the Rights Agent or of the registered Holder of any other Rights, may, on such Holder's own behalf and for such Holder's own benefit and the benefit of other Holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such Holder's right to exercise such Holder's Rights in the manner provided in such Holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the Holders of Rights, it is specifically acknowledged that the  Holders  of  Rights  would  not  have  an  adequate  remedy  at  law  for  any breach  of  this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.8                  Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Keegan Resources Inc.
700 - 1199 West Hastings Street
Vancouver, BC  V6E 3T5

Attention:                  President and Chief Executive Officer
Facsimile:                  (604) 683-8194

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, BC  V6C 2B9

Attention:                    General Manager
Facsimile:                    (604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any Holder of Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.9                   Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the Holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such Holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.10                 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the Holders of the Rights any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the Holders of the Rights.
5.11                 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.12                 Language

Les parties aux présentes ont exigées que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.13                 Severability

If any Section, Subsection, Clause, Subclause, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Subsection, Clause, Subclause, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity  or  unenforceability  in  such  jurisdiction  without  invalidating  or  rendering unenforceable or ineffective the remaining Sections, Subsections, Clauses, Subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Subsection, Clause, Subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.14                 Effective Date

This Agreement is in full force and effect in accordance with its terms from and after the Record Time; provided, however, that if this Agreement is not ratified by a resolution passed  by  a  majority  of  the  votes  cast  by  the  shareholders  of  the  Corporation  present  or represented by proxy at a meeting of shareholders to be held not later than February 3, 2013, then this Agreement and all outstanding Rights shall, without further formality, terminate and be void and of no further force and effect on and from that date which is the earlier of (i) the date of termination  of  the meeting called  to  consider  the confirmation  of  this  Agreement,  and  (ii) February 3, 2013.

5.15                 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes of this Agreement shall not subject the Board of Directors or any director of the Corporation to any liability to the Holders of the Rights.

5.16                 Rights of Board of Directors and the Corporation

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of the Voting Shares with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.17                 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including any necessary approvals of any stock exchange on which the Common Shares are listed.

5.18                 Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19                 Time of the Essence

Time shall be of the essence in this Agreement.

5.20                 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.21                Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.22                Execution in Counterparts

This Agreement may be executed in any number of counterparts; each of such counterparts shall for all purposes be deemed to be an original; and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

KEEGAN RESOURCES INC.

By: "Shawn Kristen Wallace"
Name: Shawn Kristen Wallace
Title: CEO

By: "Greg McCunn"
Name: Greg McCunn
Title: Chief Financial Officer

COMPUTERSHARE INVESTOR
SERVICES INC.

By: "Al Leomo"
Name: Al Leomo
Tilte: Relationship Manager, Client Services

By: "David Cavasin"
Name: David Cavasin
Title: Manager, Client Services

Exhibit A

[FORM OF RIGHTS CERTIFICATE]

RIGHTS CERTIFICATE

Certificate No. _______________________	_______________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON,  OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS ASSOCIATES OR AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

This certifies that   _________________________________________,  or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof,  subject  to  the  terms,  provisions  and  conditions  of  the  Shareholder  Rights  Plan Agreement dated as of the 3rd day of August, 2012, (the "Rights Agreement") between Keegan Resources Inc., a corporation existing under the Business Corporations Act (British Columbia), (the "Corporation") and Computershare Investor Services Inc., a corporation existing under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the  Separation  Time  (as  such  term  is  defined  in  the  Rights  Agreement)  and  prior  to  the Expiration Time (as such term is defined in the Rights Agreement), one fully paid and non- assessable Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  The Exercise Price shall initially be $50 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights.  Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or  Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.0001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a payment by cheque will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

[Remainder of page intentionally left blank.]

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:    _________________________________

KEEGAN RESOURCES INC.

By:   ___________________________________            By:   ___________________________________

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

 By:  ___________________________________
                               Authorized Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:                           KEEGAN RESOURCES INC.

AND TO:                COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise   ___________________________________    whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

____________________________________________________
(Name)

____________________________________________________
(Address)

____________________________________________________
(City and Province or State)

____________________________________________________
(Social Insurance Number or other taxpayer identification number)

If such number of Rights are not all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____________________________________________________
(Name)
____________________________________________________
(Address)
____________________________________________________
(City and Province or State)

____________________________________________________
(Social Insurance Number or other taxpayer identification number)

Dated:  ________________________        Signature:    ____________________________________________________

  Signature Guaranteed:                                      (Signature must correspond to name as written upon
                                                                               the face of this Rights Certificate in every particular,
                                                                               without alteration or enlargement or any change
                                                                               whatsoever)

Signature  must  be  guaranteed  by  a  Schedule  1  Canadian  chartered  bank,  a  major Canadian trust company or a member of a recognized Medallion Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

                                                                                                                                                                                                                                      Signature:       _________________________________________

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
 holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED   __________________________________________________________________________________________________

hereby sells, assigns and transfers unto  _______________________________________________________________________________________
                                                                                                                                    (Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints  ____________________________ , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:  ________________________        Signature:    ____________________________________________________

  Signature Guaranteed:                                           (Signature  must  correspond  to  name  as
                                                                                     written upon the face of this Rights
                                                                                     Certificate in every particular, without
                                                                                     alteration or enlargement or any change
                                                                                     whatsoever)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Signature:        ___________________________________

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the  Corporation  will  deem  the  Beneficial  Owner  of  the  Rights  evidenced  by  this  Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.